UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*†

Prospect Capital Corporation

__________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $ 0.001 per share

__________________________________________________________________________________

(Title of Class of Securities)

74348T102

__________________________________________________________________________________

(CUSIP Number)

John F. Barry III

10 East 40th Street, 44th Floor

New York, NY 10016

212-448-1858

__________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 28, 2017

__________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† This Schedule 13D/A constitutes Amendment No.1 to the Schedule 13D filed on behalf of the John and Daria Barry Foundation and Amendment No. 3 to the Schedule 13D of John F. Barry III originally filed with the SEC on February 29, 2016, as amended by Amendment No. 1 filed with the SEC on November 21, 2017 and Amendment No. 2 filed with the SEC on November 28, 2017.

CUSIP No. 74348T102
1. Names of Reporting Persons.
John F. Barry III

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
BK, PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
52,207,078.86

8. Shared Voting Power
151,194

9. Sole Dispositive Power
52,207,078.86

10. Shared Dispositive Power
151,194

11. Aggregate Amount Beneficially Owned by Each Reporting Person
52,358,272.86
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
14.50%
14. Type of Reporting Person
IN

CUSIP No. 74348T102
1. Names of Reporting Persons.
John and Daria Barry Foundation

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
19,696,707.37

8. Shared Voting Power
0

9. Sole Dispositive Power
19,696,707.37

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
19,696,707.37
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
5.47%
14. Type of Reporting Person
OO

This Schedule 13D/A constitutes Amendment No. 1 to the Schedule 13D on behalf of the John and Daria Barry Foundation (the “Foundation”) and Amendment No. 3 to the Schedule 13D of John F. Barry III originally filed with the SEC on February 29, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on November 21, 2017 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC on November 28, 2017 (“Amendment No. 2”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D, Amendment No. 1 or Amendment No. 2, and such prior disclosure, as so amended, is incorporated into this Amendment No. 1 to the Schedule 13D on behalf of the Foundation and Amendment No. 3 to the Schedule 13D of John F. Barry III.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended by adding the following:

From November 22, 2017 to December 28, 2017, 232,792.37 Shares were acquired by the Foundation using cash on hand. From November 22, 2017 to December 28, 2017, 6,078,219.63 Shares were acquired by Mr. Barry using personal funds. From November 22, 2017 to December 28, 2017, 3,139.34 Shares were acquired through an IRA account controlled by John F. Barry III IRA.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 360,394,335 outstanding Shares as of November 7, 2017, as reported in the Issuer’s Form 10-Q filed on November 8, 2017. Mr. Barry has sole voting and dispositive power over the 52,207,078.86 Shares held by him directly and through the Foundation as of December 28, 2017. Mr. Barry has shared voting and dispositive power over the 151,194 shares acquired through the Daria Barry IRA.

(c) The following table sets forth all other transactions with respect to Shares effected during the past sixty days by Mr. Barry and the Foundation. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Purchaser	Amount of Securities	Weighted Average Price per Share	Type
12/22/2017	John F. Barry III	503,300.00	$7.25	Purchase
12/22/2017	John F. Barry III	490,600.00	$7.17	Purchase
12/21/2017	John F. Barry III	230,342.13	$6.96	Dividend
12/21/2017	Foundation	167,792.37	$6.99	Dividend
12/21/2017	John F. Barry III	1,438.50	$6.99	Dividend
12/21/2017	John F. Barry III IRA	3,139.34	$6.99	Dividend
12/21/2017	John F. Barry III	169,657.00	$7.07	Purchase
12/21/2017	John F. Barry III	508,775.00	$7.08	Purchase
12/20/2017	John F. Barry III	8,221.00	$6.94	Purchase
12/20/2017	John F. Barry III	171,841.00	$6.96	Purchase
12/19/2017	John F. Barry III	450,000.00	$6.92	Purchase
12/18/2017	John F. Barry III	306,100.00	$6.87	Purchase
12/18/2017	John F. Barry III	102,207.00	$6.88	Purchase
12/15/2017	John F. Barry III	247,793.00	$6.87	Purchase
12/14/2017	John F. Barry III	18,756.00	$6.79	Purchase
12/14/2017	John F. Barry III	350,000.00	$6.82	Purchase
12/13/2017	John F. Barry III	1,900.00	$6.80	Purchase
12/13/2017	John F. Barry III	354,783.00	$6.81	Purchase
12/12/2017	John F. Barry III	14,937.00	$6.80	Purchase
12/12/2017	John F. Barry III	250,000.00	$6.82	Purchase
12/08/2017	John F. Barry III	64,916.00	$6.72	Purchase
12/08/2017	John F. Barry III	13,755.00	$6.75	Purchase
12/08/2017	John F. Barry III	14,588.00	$6.75	Purchase
12/08/2017	John F. Barry III	30,120.00	$6.75	Purchase
12/07/2017	John F. Barry III	110,007.00	$6.67	Purchase
12/06/2017	John F. Barry III	110,000.00	$6.70	Purchase
12/05/2017	John F. Barry III	266,238.00	$6.73	Purchase
12/04/2017	John F. Barry III	250,000.00	$6.77	Purchase
12/01/2017	John F. Barry III	435,000.00	$6.82	Purchase
12/01/2017	Foundation	65,000.00	$6.84	Purchase
11/30/2017	John F. Barry III	170,460.00	$6.86	Purchase
11/29/2017	John F. Barry III	141,374.00	$6.83	Purchase
11/27/2017	John F. Barry III	11,445.00	$6.80	Purchase
11/24/2017	John F. Barry III	215,466.00	$6.80	Purchase
11/24/2017	John F. Barry III	64,200.00	$6.85	Purchase
11/22/2017	John F. Barry III	162,826	$6.72	Purchase
11/22/2017	John F. Barry III	1,446.82	$6.89	Dividend
11/22/2017	John F. Barry III IRA	1,933.29	$6.89	Dividend
11/21/2017	John F. Barry III	1,043,386	$6.90	Purchase
11/20/2017	John F. Barry III	995,883	$6.98	Purchase
11/17/2017	Foundation	144,700.00	$6.88	Purchase
11/17/2017	Foundation	150,185.00	$6.82	Purchase
11/17/2017	Foundation	1,649,815.00	$6.91	Purchase
11/17/2017	Foundation	550,000.00	$6.93	Purchase
11/16/2017	Foundation	2,505,315.00	$6.63	Purchase
11/16/2017	Foundation	2,494,685.00	$6.81	Purchase
11/15/2017	Foundation	500,000.00	$6.48	Purchase
11/15/2017	Foundation	3,500,000.00	$6.39	Purchase

11/14/2017	Foundation	2,720,000.00	$6.17	Purchase
11/13/2017	Foundation	267,800.00	$6.04	Purchase
11/13/2017	Foundation	2,012,200.00	$5.99	Purchase
11/10/2017	Foundation	416,024.00	$5.73	Purchase
11/10/2017	Foundation	691,014.00	$5.84	Purchase
11/10/2017	Foundation	590,276.00	$5.97	Purchase
11/10/2017	Foundation	371,901.00	$6.01	Purchase
11/10/2017	Foundation	400,000.00	$6.03	Purchase
11/10/2017	Foundation	500,000.00	$6.03	Purchase
11/10/2017	John F. Barry III IRA	141,797.00	$5.71	Purchase
11/10/2017	Daria Barry IRA	151,194.00	$5.71	Purchase

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 28, 2017

By:	/s/ John F. Barry III
Name:	John F. Barry III

JOHN AND DARIA BARRY FOUNDATION

By:	/s/ John F. Barry III
Name:	John F. Barry III
Title:	Trustee